Ally Auto Assets LLC

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

October 22, 2015

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Katherine Hsu
Folake Ayoola

Re:	Ally Auto Assets LLC
Amendment No. 2 to Registration Statement on Form SF-3
Filed September 24, 2015
File No. 333-204844

Dear Ladies and Gentlemen:

This letter is provided on behalf of Ally Auto Assets LLC (the “Company”) in response to your letter dated September 30, 2015 (the “Letter”) relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced submission. For your reference, we have listed your questions and our corresponding answers.

Registration Statement on Form SF-3

General

1.	We note your statement to be included in each prospectus that the depositor has met the registration requirements of General Instruction I.A.1 of Form SF-3, in part, by determining that each of its affiliated depositors and issuing entities has filed the CEO certification and certain transaction documents “within the prior 90 days.” The depositor certification and all transaction documents must be timely filed (i.e., no later than the time of the final Rule 424(b) prospectus). The cure provision in General Instruction I.A.1(c) of Form SF-3 allows for a depositor or issuing entity that has failed to meet the requirements of I.A.1(a) and I.A.1(b) to be deemed to have satisfied such requirements for purposes of the Form SF-3 90 days after it has filed the required information (emphasis added). Please revise. See Securities Act Rule 401(g)(4) and Section V.B.3(c)(1) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) (the “2014 Regulation AB II Adopting Release”).

Response: We revised our disclosure in Amendment No. 2 to Registration Statement on Form SF-3 to address the timely filing requirements and proper cure periods. We believe that our revised disclosure is compliant with General Instruction I.A.1 of Form SF-3.

Securities and Exchange Commission

October 22, 2015

2.	We note your response to prior comment 8 and reissue. We continue to believe that the part of your disclosure that states that “[i]n the event that the asset representations reviewer determines that the representations and warranties related to a receivable have not failed, any repurchase request related to that receivable will be deemed to be resolved and that receivable may not be subject to a dispute resolution proceeding” is inconsistent with the shelf eligibility requirement. In particular, as noted in our previous comment, the rule permits investors to utilize the resolutions procedures for any repurchase request, regardless of whether investors direct a review of the assets. Please revise. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 ABS Adopting Release.

Response: We have revised our disclosure to delete the clause at the end of the sentence referenced above. We confirm that any investor will be entitled to refer a dispute related to any receivable to a dispute resolution proceeding.

Credit Risk Retention, page 79

3.	We note your response to prior comment 10 and your cross-reference to your revised disclosure on page 80 to reference the material terms of the eligible horizontal cash reserve account. Please revise to disclose the fair value (expressed as a percentage and dollar amount or equivalent) of the eligible horizontal residual interest that the sponsor is required to fund through the account and other disclosure required by Rule 4(c)(1) of Regulation RR. See Rule 4(c)(1)(iii) of Regulation RR.

Response: We have revised our disclosure to include the fair value (as expressed as a percentage and dollar amount or equivalent) of the eligible horizontal residual interest that the sponsor is required to fund through the account. We will include any other disclosure required by Rule 4(c)(1) of Regulation RR in connection with each transaction.

Securities and Exchange Commission

October 22, 2015

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact my counsel, Janette McMahan of Kirkland & Ellis LLP, at (212) 446-4754.

Sincerely,

/s/ Ryan C. Farris
Ryan C. Farris
President, Ally Auto Assets LLC

cc:	Richard V. Kent, Ally Auto Assets LLC
Janette McMahan, Kirkland & Ellis LLP